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                      STRADLEY, RONON, STEVENS & YOUNG, LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 564-8000
                            Facsimile: (215) 564-8120

                                                                  March 30, 2006


VIA EDGAR TRANSMISSION
----------------------

Sara D. Kalin, Branch Chief--Legal
Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549



                  Re: Popular ABS, Inc. Registration Statement on Form S-3, File No. 333-129704 (the "Registration Statement")
                           --------------------------------------------------

Dear Ms. Kalin,

         On behalf of Popular ABS, Inc. (the "Depositor"), we are transmitting for filing Pre-Effective Amendment No. 3 (the "Amendment") to the above-captioned Registration Statement. The Amendment: (i) increases the offering amount of securities registered to an aggregate of $3,500,000,000; (ii) includes the required expense estimates and the remaining exhibits required to be filed with the Registration Statement; and (iii) reflects the revisions addressed in our March 22, 2006 letter responding to the Staff's comment letter dated March 21, 2006. No other changes have been made to the text of the registration statement.

         We will contact you to discuss accelerating the effectiveness of the Registration Statement shortly following the filing of the Amendment.

         Please contact the undersigned at 215-564-8090 should you have any questions concerning this filing.



                                         Very truly yours,

                                         /s/ David H. Joseph

                                         David H. Joseph


cc: James H. Jenkins